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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*

                       VERTEX COMMUNICATIONS CORPORATION
                                (NAME OF ISSUER)

                     COMMON STOCK, $.10 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  925320 10 3
                                 (CUSIP NUMBER)

                                JAMES D. CARTER
                       VERTEX COMMUNICATIONS CORPORATION
                           2600 NORTH LONGVIEW STREET
                                 P.O. BOX 1277
                              KILGORE, TEXAS 75663
                                 (903) 984-0555
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 JUNE 11, 1997
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 925320 10 3           SCHEDULE 13D
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(1)   Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons

            HELDUR TONISSON
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(2)   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]

                                                                         (b) [ ]
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(3)   SEC Use Only
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(4)   Source of Funds (See Instructions)
                                                                SC
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(5)   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)                                                           [ ]
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(6)   Citizenship or Place of Organization     MR. TONISSON IS A STATELESS
PERSON WITH RESIDENCE IN SWITZERLAND.
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     Number of Shares    (7)     Sole Voting Power                       261,066
                         -------------------------------------------------------
     Beneficially
     Owned By            (8)     Shared Voting Power                     261,066
                         -------------------------------------------------------
     Each
     Reporting           (9)     Sole Dispositive Power                  261,066
                         -------------------------------------------------------
     Person With
                         (10)    Shared Dispositive Power                261,066
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(11)  Aggregate Amount Beneficially Owned by Each Reporting Person       261,066
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(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                     [ ]
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(13)  Percent of Class Represented by Amount in Row (11)                   5.2%1
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(14)  Type of Reporting Person (See Instructions)
                                                                              IN
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1        Based on 5,051,038 shares of Common Stock believed to be issued and outstanding as of June 11, 1997.





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ITEM  1.         SECURITY AND ISSUER

         The class of equity securities to which this statement relates is common stock, $.10 par value per share (the "Common Stock") of Vertex Communications Corporation, a Texas corporation (the "Issuer"). The address of the principal executive office of the Issuer is 2600 North Longview Street, P.O. Box 1277, Kilgore, Texas 75663.

ITEM 2.          IDENTITY AND BACKGROUND

         Item 2(a)
         Heldur Tonisson

         Item 2(b)
         Obere Rebhalde 27
         CH-6340 Baar
         Switzerland

         Item 2(c)
         Mr. Tonisson is a businessman.


         Item 2(d)
         During the past five years, Mr. Tonisson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Item 2(e)
         During the last five years, Mr. Tonisson was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Item 2(f)
         Mr. Tonisson is a stateless person with residence in Switzerland.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 Mr. Tonisson obtained the shares of Common Stock of the Issuer when TIW Systems, Inc. ("TIW Systems") was merged with and into a wholly-owned subsidiary of the Issuer.

ITEM 4.          PURPOSE OF TRANSACTION

         Mr. Tonisson acquired his shares of Common Stock pursuant to the acquisition of TIW Systems by the Issuer. Former TIW Systems shareholders received approximately 0.1031461 shares of Common Stock, $0.10 par value, of the Issuer, plus approximately $1.41743 in cash, in exchange for each share of TIW Systems. Mr. Tonisson has no present intention of purchasing or selling any shares of Common Stock at any time in open market transactions, privately negotiated transactions, or otherwise. Mr. Tonisson has no present plans or proposals that related to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

         Item 5(a)
         Mr. Tonisson beneficially owns 261,066 shares of Common Stock. The number of shares of Common Stock believed to be issued and outstanding as of June 11,1997 for purposes of this Schedule 13D is 5,051,038 shares. Therefore, Mr. Tonisson is deemed to beneficially own 5.2 percent of the issued and outstanding shares of Common Stock.





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         Item 5(b)
         Mr. Tonisson has sole voting and dispositive power of these 261,066 shares.

         Item 5(c)
         Except as otherwise described herein, Mr. Tonisson has not effected any transaction in the Common Stock of the Issuer during the time period commencing 60 days preceding the date of the event that required the filing of this Schedule 13D through the date hereof.

         Item 5(d)
         No person other than Mr. Tonisson has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock of the Issuer with respect to which this filing is made.

         Item 5(e)
         Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr.Tonisson and any other person with respect to the shares of Common Stock deemed to be beneficially owned by Mr.Tonisson.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.





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                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



June 18, 1997



                                        /s/ Heldur Tonisson
                                        ----------------------------------------
                                        Heldur Tonisson